AB 3/3

08026343

STATES
HANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Breckinridge Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 East Paces Ferry Rd., Suite 1250
(No. and Street)

Atlanta, (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry C. Williams (404) 965-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard, PC
(Name – *if individual, state last, first, middle name*)

171 17th Street, NW Ste. 900 (Address) Atlanta, (City) GA (State) 30363 (Zip Code)

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/08

OATH OR AFFIRMATION

I, Larry C. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Breckenridge Securities Corp., as of January, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristen Thompson
My Commission Expires
Notary
Public
1/31/2012
DeKalb County, GA

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRECKENRIDGE SECURITIES CORP.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2007

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Breckenridge Securities Corp.

We have audited the accompanying balance sheet of Breckenridge Securities Corp. as of December 31, 2007, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breckenridge Securities Corp. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on Pages 13-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith + Howard

February 21, 2008

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

BRECKENRIDGE SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets		
Cash	$	23,643
Prepaid expenses		11,715
Total Current Assets	$	35,358

STOCKHOLDERS' EQUITY

Stockholders' Equity		
Common stock, $1 par value; 500,000 shares authorized 2,000 issued and outstanding	$	2,000
Additional paid-in capital		20,800
Retained earnings		12,558
Total Stockholders' Equity	$	35,358

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

Income		
Fees	$	87,196
Interest income		315
		87,511
Administrative Expenses		43,292
Net Income	$	44,219

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at Beginning of Year	$ 2,000	$ 20,800	$ 3,339	$ 26,139
Net Income	-	-	44,219	44,219
Stockholders' Distributions	-	-	(35,000)	(35,000)
Balance at End of Year	$ 2,000	$ 20,800	$ 12,558	$ 35,358

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities	
Cash received from customers	$ 87,196
Cash paid to suppliers and employees	(49,829)
Interest received	315
Net Cash Provided by Operating Activities	37,682
Cash Flows From Financing Activities	
Distributions paid	(35,000)
Net Cash Required by Financing Activities	(35,000)
Increase in Cash	2,682
Cash at Beginning of Year	20,961
Cash at End of Year	$ 23,643

Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ 44,219
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Increase in prepaid expenses	(6,537)
Total adjustments	(6,537)
Net Cash Provided by Operating Activities	$ 37,682

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – The Company participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. All private placement activity is on a "best efforts" basis. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

NOTE 2 – RELATED PARTY ARRANGEMENTS

The Company has made arrangements with a related party, The Breckenridge Group, Inc. (The Group), to provide office space for the operations of the Company and to provide the Company with office support services, such as clerical, administrative, and bookkeeping/record keeping services.

The Company has entered into an agreement to perform certain investment banking and financial advisory services for The Group. Under the agreement, as amended, the Company receives an annual retainer not to exceed $40,000. The agreement can be terminated by either party with a 30-day notice.

During 2007, $39,996 in fee revenue was earned from The Group and $11,616 in office support services was expensed to The Group.

NOTE 3 – INCOME TAXES

The Company has elected to be treated as a "Subchapter S-Corporation". Under "Subchapter S" provisions of the Internal Revenue Code, the Company does not pay income taxes on its taxable income. Instead, the stockholders include their prorata share of the Company's income and expenses on their individual income tax returns.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $23,643, which was $18,643 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Breckenridge Securities Corp.

In planning and performing our audit of the financial statements of Breckenridge Securities Corp. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Smith + Howard

February 21, 2008

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
DECEMBER 31, 2007

Net Capital	
Total stockholders' equity	$ 35,358
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	35,358
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits - deferred income	-
Total capital and allowable subordinated liabilities	35,358
Deductions and/or charges	
A. Non-allowable assets	
Prepaid expenses	(11,715)
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commodities - Proprietary capital charges	-
D. Other deductions and/or charges	-
Additions and/or credits	-
Net capital before haircuts on securities positions	23,643
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f))	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities	-
D. Undue concentrations	-
E. Other	-
Net capital	$ 23,643

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I (CONTINUED)
DECEMBER 31, 2007

Aggregate Indebtedness	
Total aggregate indebtedness from balance sheet	$ -
Add:	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total Aggregate Indebtedness	$ -
Computation of Basic Net Capital Requirement	
A. Minimum capital required (6 2/3% of aggregate indebtedness)	$ -
B. Minimum dollar net capital requirement of reporting broker/dealer	5,000
Net capital requirement (greater of A or B)	$ 5,000
Excess Net Capital	$ 18,643
Excess Net Capital at 1000%	$ 23,643
Reconciliation with Company's Computation (Included in Part II or Form X-17A-5 as of December 31, 2006)	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 23,643
Net capital adjustments	-
Net capital per above	$ 23,643

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE II
DECEMBER 31, 2007

The computation of determination of reserve requirements, information relating to possession or control requirements, and schedule of segregation requirements and funds segregation for customers' regulated commodity futures and options accounts is not presented as the Company is claiming exemption under Rule 15c3-3.

END